# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vision Marine Technologies Inc., CIK 0001813783
CUSIP: 92840Q301
Title of class of securities: Common stock, no par value per share
Address of issuer's principal executive offices: 730 Boulevard du Cure-Boivin, Boisbriand, Quebec Canada (A8), J7G 2A7
Date of event which requires filing of this statement: 01/14/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001641172-25-025646
Filed by CIK 0002043812

## Reporting persons
- Lincoln Alternative Strategies LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 43,028; shared voting power 0; sole dispositive power 43,028; shared dispositive power 0; aggregate amount beneficially owned 43,028 (4.32% of the class)
  Comment: The percentage in Row 11 was determined based on 996,038 shares of common stock outstanding as of January 23, 2026, as reported by the Company in its 424B5 prospectus filed on January 23, 2026.

## Item 1. Issuer
Name of issuer: Vision Marine Technologies Inc.
Address of issuer's principal executive offices: 730 Boulevard du Cure-Boivin, Boisbriand, A8, J7G 2A7

## Item 2. Person Filing
Name of person filing: Lincoln Alternative Strategies LLC
Address of principal business office or, if none, residence: 404 Washington Ave., Suite 650, Miami Beach, FL 33139
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 43,028
Percent of class: 4.32
Sole power to vote or to direct the vote: 4.32
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4.32
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Lincoln Alternative Strategies LLC: /s/ Stephen Temes, Stephen Temes/Managing Member (02/10/2026)